# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ORGANOGENESIS HOLDINGS INC., CIK 0001661181
CUSIP: 68621F102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 85 Dan Road, Canton,, Massachusetts (MA), 02021
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-262240
Filed by CIK 0001812275

## Reporting persons
- Soleus Capital Master Fund, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 12,484,876; sole dispositive power 0; shared dispositive power 12,484,876; aggregate amount beneficially owned 12,484,876 (9.9% of the class)
  Comment: (1) The shares reported in this table are held directly by Soleus Capital Master Fund, L.P. ("Master Fund"). Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 125,725,796 shares of the common stock of Organogenesis Holdings Inc. (the "Issuer") outstanding as of December 11, 2024, as reported in the "Description of Securities" section of the Issuer's Prospectus dated December 20, 2024 and filed with the Securities and Exchange Commission on December 23, 2024 (the "Prospectus").
- Soleus Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,484,876; sole dispositive power 0; shared dispositive power 12,484,876; aggregate amount beneficially owned 12,484,876 (9.9% of the class)
  Comment: (1) The shares reported in this table are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 125,725,796 shares of common stock of the Issuer outstanding as of December 11, 2024, as set forth in the Prospectus.
- Soleus Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,484,876; sole dispositive power 0; shared dispositive power 12,484,876; aggregate amount beneficially owned 12,484,876 (9.9% of the class)
  Comment: (1) The shares reported in this table are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 125,725,796 shares of common stock of the Issuer outstanding as of December 11, 2024, as set forth in the Prospectus.
- Soleus Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,484,876; sole dispositive power 0; shared dispositive power 12,484,876; aggregate amount beneficially owned 12,484,876 (9.9% of the class)
  Comment: (1) The shares reported in this table are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 125,725,796 shares of common stock of the Issuer outstanding as of December 11, 2024, as set forth in the Prospectus.
- Soleus GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,484,876; sole dispositive power 0; shared dispositive power 12,484,876; aggregate amount beneficially owned 12,484,876 (9.9% of the class)
  Comment: (1) The shares reported in this table are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 125,725,796 shares of common stock of the Issuer outstanding as of December 11, 2024, as set forth in the Prospectus.
- Guy Levy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,484,876; sole dispositive power 0; shared dispositive power 12,484,876; aggregate amount beneficially owned 12,484,876 (9.9% of the class)
  Comment: (1) The shares reported in this table are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 125,725,796 shares of common stock of the Issuer outstanding as of December 11, 2024, as set forth in the Prospectus.

## Item 1. Issuer
Name of issuer: ORGANOGENESIS HOLDINGS INC.
Address of issuer's principal executive offices: 85 Dan Road Canton, MA 02021

## Item 2. Person Filing
Name of person filing:
Soleus Capital Master Fund, L.P.
Soleus Capital, LLC
Soleus Capital Group, LLC
Soleus Capital Management, L.P.
Soleus GP, LLC
Guy Levy
Address of principal business office or, if none, residence:
Soleus Capital Master Fund, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital Group, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital Management, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus GP, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Guy Levy
c/o Soleus Capital Management, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830
Citizenship:
Soleus Capital Master Fund, L.P. - Cayman Islands
Soleus Capital, LLC - Delaware
Soleus Capital Group, LLC - Delaware
Soleus Capital Management, L.P. - Delaware
Soleus GP, LLC - Delaware
Guy Levy - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

12,484,876
Percent of class: 9.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 12,484,876
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 12,484,876

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Soleus Capital Master Fund, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (02/11/2025)
- Soleus Capital, LLC: /s/ Guy Levy, Guy Levy/Managing Member (02/11/2025)
- Soleus Capital Group, LLC: /s/ Guy Levy, Guy Levy/Managing Member (02/11/2025)
- Soleus Capital Management, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (02/11/2025)
- Soleus GP LLC: /s/ Guy Levy, Guy Levy/Managing Member (02/11/2025)
- Guy Levy: /s/ Guy Levy, Guy Levy (02/11/2025)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)